Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
December 12, 2006

Russell Mancuso, Branch Chief	VIA EDGAR
U.S. Securities and Exchange Commission
Mail Stop 60-10
100 F Street N.E.
Washington, D.C. 20549

Re:	Uroplasty, Inc. Amendment No. 3 to Form SB-2 Registration Statement File No. 333-138265
Dear Mr. Mancuso:
On behalf of Uroplasty, Inc. (the “Company”), we supplementally submit this letter in connection with the filing by the Company of Amendment No. 3 to Form SB-2 Registration Statement and in response to your letter dated December 11, 2006.
1. The Company has registered an additional $120,000 of its common stock issuable upon exercise of the Agent’s warrant.
2. The Company has furnished via EDGAR an acceleration request from the managing underwriter, including the information mentioned in Rule 418(a)(7).
* * * * *
Please note that the Company continues to request acceleration of the effective date of the Registration Statement to December 12, 2006 at 4:00 p.m. Eastern time, or as soon thereafter as is practicable. Thank you in advance for your assistance with that time schedule.
If you have any questions regarding this letter, please feel free to contact me at 612-372-3706 or Andy Tataryn at 612-672-3707.
Very truly yours,
/s/ Jeffrey C. Robbins
Jeffrey C. Robbins